Mail Stop 3561

June 11, 2008

Mr. James C. France, Chief Executive Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

> **Re:** **International Speedway Corporation**
> **Form 10-K for the fiscal year ended November 30, 2007**
> **Filed January 29, 2008**
> **File No. 000-02384**

Dear Mr. France:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief